TAYLOR SECURITIES, INC.

FINANCIAL STATEMENTS, FORM X-17A-5, PART III
SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SEPTEMBER 30, 2023

TAYLOR SECURITIES, INC.

FINANCIAL STATEMENTS, FORM X-17A-5, PART III
SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
SEPTEMBER 30, 2023

CONTENTS

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 10/1/2022 (MM/DD/YY) AND ENDING 9/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Taylor Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Winners Circle North Suite 400
(No. and Street)

Brentwood	TN	37027
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

George Moody	615-372-1356	gmoody@taylorws.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cherry Bekaert, LLP
(Name – If individual, state last, first, and middle name)

222 Second Avenue South Suite 1240	Nashville	TN	37201
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Martha S. Mason, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Taylor Securities, Inc., as of 9/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Martha S Mason

Title: President

Notary Public

LISA D. JOHNSON STATE OF TENNESSEE NOTARY PUBLIC DAVIDSON COUNTY My Commission Expires 07-07-2025

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☑ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*


Cherry Bekaert^{LLP}

Your Guide Forward

<h1 style="text-align:center">Report of Independent Registered Public Accounting Firm</h1>

To the Board of Directors
Taylor Securities, Inc
Brentwood, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Taylor Securities, Inc. (the "Company") as of September 30, 2023, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information

The supplementary information included in the Computation of Net Capital Rule 15c3-1 of SEC has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cherry Bekaert LLP

We have served as Taylor Securities, Inc's auditor since 2018.

Nashville, Tennessee
November 27, 2023

TAYLOR SECURITIES. INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2023

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$547,280
Deposit with clearing broker	25,168
Commissions receivable	265,292

TOTAL ASSETS	$837,740

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$407,177

STOCKHOLDERS' EQUITY

Common stock, $1 stated value; 2,000 shares authorized,	
1,250 shares issued and outstanding	1,250
Additional paid-in capital	263,100
Retained earnings	166,213

TOTAL STOCKHOLDERS' EQUITY	430,563
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$837,740

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2023

REVENUES	
Commissions	$ 507,553
Registered investment advisor fees	1,439,009
TOTAL REVENUES	1,946,562
OPERATING EXPENSES	2,241,983
OPERATING INCOME	-295,421
OTHER INCOME	1,764
LOSS BEFORE STATE INCOME TAXES	-293,657
STATE INCOME TAX EXPENSE	-0-
NET LOSS	$ -293,657

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2023

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
BALANCE-SEPTEMBER 30, 2022	$ 1,250	$ 28,100	$ 459,870	$ 489,220
CONTRIBUTION FROM MEMBERS	$ 0	$ 235,000	$ 0	$ 235,000
NET INCOME	$ 0	$ 0	$ -293,657	$ -293,657
BALANCE-SEPTEMBER 30, 2023	$ 1,250	$ 263,100	$ 166,213	$ 430,563

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2023

CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from securities companies and investors	$	1,919,355
Cash received from stockholders		235,000
Cash paid to suppliers and employees		(2,184,008)
Other income received		1,764
NET CASH DECREASE IN OPERATING ACTIVITIES		(27,889)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(27,889)
CASH AND CASH EQUIVALENTS-BEGINNING OF YEAR		575,169
CASH AND CASH EQUIVALENTS-END OF YEAR	$	547,280

RECONCILIATION OF NET LOSS TO NET CASH PROVIDED BY OPERATING ACTIVITIES

Net Loss		$ (293,657)
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in operating assets:		
Deposit with clearing broker		(25)
Deposit to Paid in Capital		235,000
Commissions receivable		(27,183)
Increase in operating liabilities:		
Accounts payable and accrued expenses		57,976
TOTAL ADJUSTMENTS		265,768
NET CASH PROVIDED BY OPERATING ACTIVITIES	$	(27,889)

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2023

NOTE 1 – NATURE OF OPERATIONS

Taylor Securities, Inc. (the "Company") is engaged in the securities business, primarily handling mutual fund, stock and bond trade transactions, and providing investment advisory services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

Commissions Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required at September 30, 2023.

Income taxes

The Company has elected to be taxed as an "S" corporation under the Internal Revenue Code. Accordingly, all federal taxable income and losses pass through to the individual stockholders for inclusion in their personal income tax returns, and the Company is only liable for state income taxes.

Temporary differences between the financial statement and income tax (cash method) bases of the Company's assets and liabilities are not significant. Accordingly, deferred state income taxes have not been recognized.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. Management has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties, or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements.

TAYLOR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

SEPTEMBER 30, 2023

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (Continued)

The Company files income tax returns in the U.S. federal jurisdiction and the State of Tennessee. The Company's U.S. federal income tax returns for years prior to 2020 are no longer open to examination. The State of Tennessee has a statute of limitations of three years from the end of the year in which the return is filed.

Revenue Recognition

Commission income and related expenses from customers' securities transactions are recorded on a trade date basis. The Company provides investment advisory services on a daily basis. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided that period.

Revenue from contract with customers
Commissions	$ 507,553
Registered Investment Advisor Fees	1,439,009
Total revenue from contracts with customers	$1,946,562

Effective October 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five -step model to (a) identify the contract(s)with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

SEPTEMBER 30, 2023

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Securities transactions

Revenue and related clearing expenses from securities transactions are recorded on the trade date. All the Company's trading activities are executed through and cleared by Raymond James and Associates, Inc. ("Raymond James") or written subscription agreements between investment companies and investors, with the Company acting as introducing broker dealer.

Registered investment advisor fees

Registered investment advisor fees are recognized as earned on a pro rata basis over the term of the contract.

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Events occurring after reporting date

The Company has evaluated events and transactions that occurred between September 30, 2023 and November 27, 2023 the date the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE 3 - CONCENTRATION OF RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances may at times exceed statutory limits. The Company has not experienced any losses in such accounts and management considers this to be a normal business risk.

The Company also has an account with a broker-dealer that is the custodian of the Company's securities and a portion of its cash and is covered by the Securities Investor Protection Corporation ("SIPC"). SIPC protects each customer's accounts up to $500,000, limited to $250,000 on claims for cash. Accounts held by the broker-dealer are also covered through Lloyd's of London. Under this program, cash is covered up to $1,900,000 and fully paid securities are not subject to any dollar amount limitation. The SIPC and additional protection do not insure against market risk.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

SEPTEMBER 30, 2023

NOTE 3 – CONCENTRATION OF RISK (CONTINUED)

There are multiple business risks associated with operating the Company. It trades with a limited number of counterparties which include institutional money managers, national broker-dealers, regional broker-dealers, and inter-dealer brokers. The value of some trades may be very large compared to the Company's capital. A counter-party's failure to pay for or deliver securities may result in significant losses to the Company as a result of changes in market value between the original transaction and the subsequent re-sale or re-purchase of the securities involved. The loss or reduction of trading volume with a counterparty may have a material adverse effect on the Company's business, financial condition, results of operations and/or cash flows.

NOTE 4 - DEPOSIT WITH CLEARING BROKER

In connection with its correspondent clearing agreement with Raymond James, the Company has agreed to maintain a $25,000 deposit account with Raymond James. The deposit is held in a Raymond James money market fund and is returnable to the Company following termination of the correspondent clearing agreement within thirty days of the closing or the transfer of all of the Company's customers' accounts. Therefore, the deposit has been classified as a current asset, but is non-allowable, for the purpose of net capital computation per current Securities and Exchange Commission ("SEC") rules and regulations.

NOTE 5 - RELATED PARTY TRANSACTIONS

Accounts payable to stockholders for commissions and registered investment advisory fees totaled $76,618 on September 30, 2023 and is included in accounts payable and accrued expenses in the accompanying Statement of Financial Condition.

Total salaries, bonuses and commissions included in the operating expenses that were paid to stockholders and other related parties amounted to $775,722 in 2023.

The stockholders of the Company are also stockholders of an affiliate that provides office space, management, and administrative services to the Company. In addition to the amounts paid to stockholders and other related parties noted in the preceding paragraph, fees paid by the Company to the affiliate for services rendered amounted to $898,816 in 2023.

TAYLOR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

SEPTEMBER 30, 2023

NOTE 6 - CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the Maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. On September 30, 2023, the Company had net capital, as defined, of $138,416, which was $88,416 in excess of its required net capital of $50,000. The Company's net capital ratio was 2.94 to 1.

NOTE 7 – CONTINGENCY

During the year ended September 30, 2021, an SEC examination found a deficiency relating to the Company's receipt of 12b-1 fees and the purchase of certain share classes on behalf of some clients. The Company initially recorded a liability of $301,368 during the year ended September 30, 2021 for the remediation to certain clients of 12b-1 fees we received, and the amount of liability at September 30, 2022 was $265,661. However, during the year ended September 30, 2023, it was determined that the total liability for repayment should be $716,041, including the amount already reimbursed to clients. As a result of recording this additional expense, the members made a capital contribution of $235,000 during the year. The total remaining amount to be repaid as of September 30, 2023 is $311,655. The Company has not had any further communication with the SEC since the conclusion of their initial examination.

SUPPLEMENTARY INFORMATION

TAYLOR SECURITIES, INC.

COMPUTATION OF NET CAPITAL

SEPTEMEBER 30, 2023

TOTAL STOCKHOLDERS' EQUITY	$ 430,563
LESS NONALLOWABLE ASSETS AND HAIRCUTS	
Raymond James restricted account	25,168
RIA fee commissions due	262,784
Haircuts – money market funds maintained with clearing broker at 2%	4,195
TOTAL NONALLOWABLE ASSETS AND HAIRCUTS	292,147
NET CAPITAL (AGREES TO COMPANY'S SEPTEMBER 30, 2023 UNAUDITED FOCUS REPORT-PART IIA)	$ 138,416
NET CAPITAL REQUIRED	$ 50,000
EXCESS CAPITAL	$ 88,416
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 407,177
TOTAL AGGREGATE INDEBTEDNESS	$ 407,177
NET CAPITAL LESS THE GREATER OF 10% OF TOTAL AGGREGATE INDEBTEDNESS OR 120% OF NET CAPITAL REQUIRED	$ 78,416
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.942

TAYLOR SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2023

The Company is exempt from the requirements of Rule 15c3-3 under Section K (2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2023

The Company is exempt from the requirements of Rule 15c3-3 under Section K (2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

SEPTEMBER 30, 2023

The net capital computed on Page 16 and the Company's computation of net capital on its September 30, 2023 Focus Report-Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K (2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
WITH RESPECT TO METHODS OF CONSOLIDATION

SEPTEMBER 30, 2023

Not applicable.

TAYLOR SECURITIES, INC.

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

SEPTEMBER 30, 2023

None.



Cherry Bekaert LLP
Your Guide Forward

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Taylor Securities, Inc.
Brentwood, Tennessee

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Taylor Securities, Inc. (the "Company") identified the following provision of 17 C.F.R. Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(2)(ii) (exemption provision) and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cherry Bekaert LLP

Nashville, Tennessee
November 27, 2023



taylor wealth solutions

September 30, 2023

Mr. Tim Baxter
FINRA- District 5
303 Perimeter Center North
Suite 550
Atlanta, GA 30346

Re: SEC Rule 15c3-3 Exemption Report

Dear Mr. Baxter,

Pursuant to new requirements with respect to SEC Rule 17a-5, Taylor Securities, Inc. claims exemption from Rule 15c3-3 under paragraph (k}(2}(ii) of the Rule ("Introduces Accounts and Does Not Hold Customer Funds or Securities") as of and for the year ended September 30, 2023.

Taylor Securities, Inc. met the above-mentioned exemption provisions throughout the year ended September 30, 2023 without exception.

Martha S Mason

Martha S. Mason
President


Cherry Bekaert LLP
Your Guide Forward

Report of Independent Registered Public Accounting Firm on
Applying Agreed-Upon Procedures

To the Board of Directors
Taylor Securities, Inc.
Brentwood, Tennessee

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended September 30, 2023. Management of Taylor Securities, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended September 30, 2023, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended September 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cherry Bekaert LLP

Nashville, Tennessee
November 27, 2023

cbh.com

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 9/30/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
TAYLOR SECURITIES INC	8-36712

For the fiscal period beginning 10/1/2022 and ending 9/30/2023

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 1,948,326.00
2	Additions:		
	a Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b Net loss from principal transactions in securities in trading accounts.		
	c Net loss from principal transactions in commodities in trading accounts.		
	d Interest and dividend expense deducted in determining item 1.		
	e Net loss from management of or participation in the underwriting or distribution of securities.		
	f Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g Net loss from securities in investment accounts.		
	h Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3	Add lines 1 and 2h		$ 1,948,326.00
4	Deductions:		
	a Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 294,926.00	
	b Revenues from commodity transactions.		
	c Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 3,151.00	
	d Reimbursements for postage in connection with proxy solicitations.		
	e Net gain from securities in investment accounts.		
	f 100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h Other revenue not related either directly or indirectly to the securities business.	$ 1,329.00	
	Deductions in excess of $100,000 require documentation		
5	a Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b 40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 299,406.00

SECURITIES INVESTOR PROTECTION CORPORATION

GENERAL ASSESSMENT FORM

For the fiscal year ended 9/30/2023

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.	$ 1,648,920.00
8	Multiply line 7 by .0015. This is your **General Assessment**.	$ 2,473.00
9	Current overpayment/credit balance, if any	$ 0.00
10	General assessment from last filed _2023_ SIPC-6 or 6A $ 1,368.00	
11 a	Overpayment(s) applied on all _2023_ SIPC-6 and 6A(s) $ 0.00	
b	Any other overpayments applied $ 0.00	
c	All payments applied for _2023_ SIPC-6 and 6A(s) $ 1,368.00	
d	Add lines 11a through 11c $ 1,368.00	
12	**LESSER** of line 10 or 11d.	$ 1,368.00
13 a	Amount from line 8 $ 2,473.00	
b	Amount from line 9 $ 0.00	
c	Amount from line 12 $ 1,368.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.	$ 1,105.00
14	Interest (see instructions) for __0__ days late at 20% per annum	$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.	$ 1,105.00
16	Overpayment/credit carried forward (if applicable)	$ 0.00

SEC No. 8-36712	Designated Examining Authority DEA: FINRA	FYE 2023	Month Sep
MEMBER NAME MAILING ADDRESS	TAYLOR SECURITIES INC 100 WINNERS CIRCLE N STE 400 BRENTWOOD, TN 37027		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

TAYLOR SECURITIES INC	GEORGE WOOD MOODY
(Name of SIPC Member)	(Authorized Signatory)
11/2/2023	gmoody@taylorws.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.



Thank you for your payments

I, as agent for the SIPC Member firm and for which I have signatory authority, authorize SIPC electronically to debit the account ending in 0680, in the amount of $1,105.00 on or the next business day after 11/02/2023. I understand that because this is an electronic transaction, these funds may be withdrawn from the account as soon as today. This authorization will remain in full force and effect until I notify SIPC by telephone at (202) 371-8300 AND by email at ACH@SIPC.org before 4:00 p.m. ET on today's date to withdraw authorization.

Reference #
B2330656919061

Payment Date	**SEC Registration No.**
11/02/2023	8-36712
Member Name	**Email Receipt to**
TAYLOR SECURITIES INC	gmoody@taylorws.com
Payment Type	**Device Type**
Direct Payment	Web
Additional Comments	**Routing Number** *****8637
Bank	
PINNACLE BANK	
Name on Account	**Payment Method**
TAYLOR SECURITIES INC	Business checking ***0680
Status	**Total Payment Amount**
Pending	$1,105.00